United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2002

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated October 23, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: October 23, 2002

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 23, 2002	New York Stock Exchange: MSK Bolsa Mexicana de Valores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION FOR THE THIRD QUARTER 2002
(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF SEPTEMBER 30, 2002)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 3Q01, and based on GIMSA's new commercial strategy announced in 2Q02, GIMSA continued its efforts to increase their current customers' usage of corn flour.

Corn prices increased near the end of 3Q02, which increases are expected to benefit the company's sales volume.

Despite a decrease in sales volume in 3Q02 versus 3Q01, GIMSA was able to increase volume versus 2Q02. The company expects this trend to continue in 4Q02.

RESULTS OF OPERATIONS

 3Q02 vs. 3Q01

Net Sales
Sales volume declined 3% as a result of a combination of the following factors:

  A 3% decline in bulk sales resulting from GIMSA's on going effort to retain only those customers with good credit profiles. The company is continuing to focus on improving sales to these customers and to provide incentives for them to increase the percentage of corn flour in their raw material mix.

   A 2% decline in one-kilogram consumer retail package sales. This segment continues to be affected by lower sales to DICONSA (the Mexican government's social welfare and distribution program) due to budgetary constraints.

Net sales were 4% lower, reflecting the decline in volume and, to a lesser extent, lower corn flour prices.

Cost of Sales
Cost of sales declined 3% due to lower sales volume.
Cost of sales as a percentage of net sales increased 60 basis points from 69.7% to 70.3%, reflecting

   Higher costs associated with higher nutritional levels in new corn flour products,
   Lower absorption of fixed costs, and
   A slight decline in corn flour prices due to the competitive environment.

Gross profit
Gross profit was 5% lower due to lower sales volume and higher costs. Gross margin declined to 29.7% from 30.3%.

Selling, General, and Administrative Expenses (SG&A)
SG&A increased 1% due to higher selling and marketing expenses in connection with GIMSA's new commercial strategy oriented to improve volume growth.

Operating Income
Operating income declined 16%, and operating margin decreased to 10.6% from 12.1%.

Net Comprehensive Financing Cost

Items	3Q02	3Q01	Change	Comments
Interest expense	2	6	(4)	Lower interest rates and lower debt
Interest income	(16)	(13)	(3)	Higher weighted-average outstanding cash balances
Foreign exchange loss (gain)	0	3	(3)	Higher peso devaluation in 3Q01
Monetary position loss (gain)	20	12	8	Higher net monetary asset position due mainly to higher cash balances
Total	5	8	(3)

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were 5% lower due to lower pre-tax income.

Majority Net Income
Majority net income was 8% lower, resulting primarily from the aforementioned lower net sales and higher costs. Majority net income as a percentage of net sales decreased to 6.8% from 7.2%.

FINANCIAL POSITION
September 2002 vs. June 2002

On September 30, 2002, total assets were Ps 6,611 million, 1% higher than 2Q02 due to higher corn inventories following the seasonal procurement during the Mexican summer crop and higher cash balances as the company continued to generate free cash flow. Corn inventories were approximately 459,000 metric tons, representing about four months of consumption.

Total liabilities on September 30, 2002, were Ps 1,196 million, 2% lower, due to lower trade accounts payable as GIMSA has already paid suppliers for a portion of the corn acquired during the summer crop season.

Stockholders' equity on September 30, 2002, increased 1% to Ps 5,415 million.

FINANCIAL RATIO

Operational Ratios

	3Q02	2Q02	3Q01
Accounts receivable outstanding (days to sales)	53	54	54
Inventory turnover (days to cost of sales)	79	58	71
Net working capital turnover (days to sales)	109	94	97
Asset turnover (total assets to sales)	1.4	1.4	1.4

Profitability Ratios

	3Q02%	2Q02%	3Q01%
ROA	6.3	6.4	5.6
ROE	7.8	8.0	7.0
ROIC	5.4	5.5	5.3

CONFERENCE CALL
The company will hold a conference call to discuss 3Q02 results on October 24, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Please call 1-800-360-9865 (from U.S. or Canada) or (973) 694-6836 (international or local callers). The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay, please dial 1-800-428-6051 or (973) 709-2089 and enter passcode 265403. Please visit the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2001, the company's market share was approximately 70%.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of September 30, 2002, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF SEPTEMBER 30, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q02**	3Q01	VAR (%)	2Q02	VAR (%)	**2002**	2001	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**347**	358	(3)	343	1	**1,030**	1,079	(5)
RETAIL	**53**	54	(2)	51	5	**153**	166	(8)
BULK	**294**	304	(3)	292	1	**877**	913	(4)
NET SALES	**1,170**	1,214	(4)	1,166	0	**3,499**	3,675	(5)
GROSS PROFIT	**348**	367	(5)	350	(1)	**1,020**	1,064	(4)
GROSS MARGIN (%)	**29.7%**	30.3%		30.1%		**29.1%**	28.9%	
OPERATING INCOME	**124**	147	(16)	136	(9)	**363**	391	(7)
OPERATING MARGIN (%)	**10.6%**	12.1%		11.6%		**10.4%**	10.6%	
COMPREHENSIVE FINANCING COST (INCOME)	**5**	8		7		**20**	(23)	
INTEREST EXPENSE	**2**	6		3		**11**	16	
INTEREST INCOME	**(16)**	(13)		(17)		**(47)**	(83)	
FOREIGN EXCHANGE LOSS (GAIN)	**(0)**	3		2		**2**	1	
MONETARY POSITION LOSS (GAIN)	**20**	12		19		**54**	44	
OTHER (INCOME) EXPENSE	**(3)**	8		1		**1**	14	
TAXES AND EMPLOYEES' PROFIT SHARING	**39**	40	(5)	40	(4)	**27**	124	(78)
NET INCOME	**83**	90	(8)	87	(5)	**315**	276	14
MAJORITY NET INCOME	**80**	87	(8)	84	(5)	**309**	268	15
EARNINGS PER SHARE[1]	**0.09**	0.10	(8)	0.09	(5)	**0.34**	0.29	15
EARNINGS PER ADR (US$)[2]	**0.13**	0.14	(8)	0.14	(5)	**0.49**	0.43	15
DEPRECIATION AND AMORTIZATION	**63**	68		64		**191**	202	
EBITDA	**187**	215	(13)	200	(6)	**555**	593	(6)
CAPITAL EXPENDITURES	**(0)**	26		6		**32**	42	

BALANCE SHEET SUMMARY	**Sep-02**	Sep-01	VAR (%)	Jun-02	VAR (%)	**Sep-02**	Sep-01	VAR (%)
CASH AND CASH EQUIVALENTS	**142**	111	28	86	64	**142**	111	28
TRADE ACCOUNTS RECEIVABLE	**687**	723	(5)	697	(1)	**687**	723	(5)
OTHER ACCOUNTS RECEIVABLE	**799**	566	41	916	(13)	**799**	566	41
INVENTORIES	**719**	662	9	529	36	**719**	662	9
CURRENT ASSETS	**2,355**	2,075	13	2,237	5	**2,355**	2,075	13
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,888**	4,142	(6)	3,950	(2)	**3,888**	4,142	(6)
TOTAL ASSETS	**6,611**	6,575	1	6,559	1	**6,611**	6,575	1
SHORT-TERM DEBT	**0**	0	0	0	0	**0**	0	0
CURRENT LIABILITIES	**275**	343	(20)	294	(6)	**275**	343	(20)
LONG-TERM DEBT	**0**	0	0	0	0	**0**	0	0
TOTAL LIABILITIES	**1,196**	1,353	(12)	1,221	(2)	**1,196**	1,353	(12)
STOCKHOLDERS' EQUITY	**5,415**	5,221	4	5,338	1	**5,415**	5,221	4
MAJORITY STOCKHOLDERS' EQUITY	**5,108**	4,917	4	5,034	1	**5,108**	4,917	4
CURRENT ASSETS/CURRENT LIABILITIES	**8.56**	6.06		7.61		**8.56**	6.06	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.22**	0.26		0.23		**0.22**	0.26	
BOOK VALUE PER SHARE[1]	**5.56**	5.35		5.48		**5.56**	5.35	

[1] Based on 918,405,000 shares outstanding as of September 2002, September 2001, and June 2002.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps. 10.22 per dollar as of September 30, 2002.